UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece –April 7,  2009 – Hellenic Telecommunications Organization SA

(ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its Extraordinary General Assembly of Shareholders, in accordance with the invitation that had been published on 17/3/2009 and in line with the provisions of the Law and OTE’s Articles of Incorporation. During the meeting, 58.53% of the company’s shareholders were present (in person or via representative).

In the meeting the following were discussed and approved:

1.

Amendments of the Articles of Association by restating the articles 8 (Board of Directors), 9 (Election, Composition and Term of the Board of Directors), 10 (Incorporation and Operation of the Board of Directors) and 12 (Managing Director),  amendment of article 13 (Representation of the Company), amendments of articles 16 ( Convocation of the General Assembly of Shareholders),17 (Notification –Daily Agenda of the General Assembly of the Shareholders of the Company), 18  (Submission of Documents for Participation in the General Assembly), 21 (Extraordinary Quorum and Majority), 22 (Chairman-Secretary of the General Assembly of the Shareholders of the Company), 23 (Minutes of the General Assembly of the Shareholders of the Company), 24 (Exoneration of the Members of the Board of Directors and of the Auditors), 25 (Rights of Minority Shareholders), 31 (Grounds of Dissolution of the Company), 32 (Liquidation), abolishment of article 19 ( Register of Shareholders having the Right to Vote), renumbering of articles 20 to 33 following the abolition of article 19.

2.

A share buy back program, of OTE SA in accordance with the article 16 of the Law 2190/1920 of up to 1/10 of the total OTE SA share capital, with the highest price set at €30 and the minimum price set at €3, with a concurrent suspension of the relevant decision of the Exraordinary Shareholders Meeting of OTE SA on November 11, 2007.

3.

Appointment of Mr Panagiotis Tabourlos as Chairman and Mrs Xeni Skorini and Mr Leonidas Evangelidis as members of the Audit Committee, pursuant to article 37 of Law 3693/2008.

The replacement of the resigned members of the Board of Directors was also announced as follows:

o

Mr. Κonstantinos Michalos, as independent non executive member, in replacement of Mr. Ilias Gounaris for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

o

Dr. Yannos Benopoulos, as independent non executive member in replacement of Mr. Leonidas Korres, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

o

Dr. Copp Kevin, as non executive member in replacement of Mr Georgios Tzovlas, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

o

Dr. Walter Martin, as non executive member, in replacement of Mr Georgios Bitros, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2009.

o

Mr. Guido Kerkhoff , as non executive member,  in replacement of Dr. Karl-Gerhard Eick, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2011.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ over 30,000 people in five countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share. Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: April 7, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer